Exhibit 4.1
China Hydroelectric Corporation
No. [     ]
This is to Certify that [     ] of [Clifton House, 75 Fort Street, PO Box 1350, Grand Cayman KY1-1108, Cayman Islands] is the Registered Holder of [     ] Ordinary Share(s) of USD$0.001 each numbered [ — ] inclusive, in the above-named Company subject to the Memorandum and Articles of Association thereof.

Executed as a Deed by the Company dated [ ]

Director